May 31, 2006

Filed Under Rule 433

File Nos. 333-134261 and

333-134261-02

Final Term Sheet

$600,000,000

BB&T Capital Trust II

6.75% Capital Securities

(liquidation amount $1,000 per security)

fully and unconditionally guaranteed, as described in the prospectus supplement, by

BB&T Corporation

Issuer of Capital Securities:	BB&T Capital Trust II

Issuer of Junior Subordinated Debentures and related Guarantee:	BB&T Corporation

Size:	600,000 capital securities, liquidation amount $1,000 per capital security and $600,000,000 in the aggregate. The trust will use the proceeds of the capital securities and the proceeds of the common securities, $10,000 liquidation amount, issued by the trust to BB&T to purchase the junior subordinated debentures of BB&T having an initial principal amount of $600,010,000

Interest on Junior Subordinated Debentures and Distributions on Capital Securities:	6.75% per annum, payable in arrears on each June 7 and December 7, commencing December 7, 2006

Redemption Price for Optional Redemption of the Junior Subordinated Debentures:

The greater of

•     100% of the principal amount of the junior subordinated debentures being redeemed (plus accrued and unpaid interest); or

•     the present value of scheduled payments of principal and interest from the prepayment date to June 7, 2036, on the junior subordinated debentures being prepaid, discounted to the prepayment date on a semi-annual basis at a discount rate equal to the treasury rate plus a spread of 0.25%.

Maturity Date of Junior Subordinated Debentures:	June 7, 2036

Trade Date:	May 31, 2006

Settlement Date (T+5):	June 7, 2006

Price to Public (Issue Price):	$996.05 per capital security plus accumulated distributions, if any, from June 7, 2006.

Proceeds to the Trust:	$996.05 per capital security and $597,630,000 in the aggregate.

Underwriting Commission Payable by BB&T to the Underwriters:	$10 per capital security and $6,000,000 in the aggregate.

Format:	SEC registered

CUSIP; ISIN:	05530A AA 3; US05530AAA34

Selling Concession:	$5.00 per capital security

Reallowance:	$2.50 per capital security

Representatives:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

The issuers have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by calling BB&T Capital Markets toll-free at 1-800-552-7757.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another e-mail system.

Terms are used in this term sheet with the meanings assigned to them in the prospectus supplement subject to completion, dated May 30, 2006.